                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                   SCHEDULE TO
                                 (RULE 14d-100)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                 SYNTELLECT INC.
                       (Name of Subject Company (Issuer))

                            ARIZONA ACQUISITION CORP.
                            ENGHOUSE SYSTEMS LIMITED
                       (Name of Filing Persons (Offerors))

                          COMMON STOCK, $.01 PAR VALUE
                         (Title of Class of Securities)

                                  87161-L-10-5
                      (CUSIP Number of class of securities)

                                  NEIL SHAFRAN
                          80 TIVERTON COURT, SUITE 800
                        MARKHAM, ONTARIO, CANADA L3R 0G4
                                 (905) 946-3200
    (Name, Address and Telephone No. of Person Authorized to Receive Notices
                and Communications on Behalf of Filing Persons)

                                 with copies to:
                                 BRIAN HOFFMANN
                                RICHARD D. PRITZ
                             CLIFFORD CHANCE US LLP
                                 200 PARK AVENUE
                            NEW YORK, NEW YORK 10166
                                 (212) 878-8000

                            CALCULATION OF FILING FEE


     TRANSACTION VALUATION                        AMOUNT OF FILING FEE
        $8,091,854.44*                                  $744.45**

* Estimated for the purpose of calculating the filing fee only. The filing fee was determined assuming the purchase of all outstanding shares of common stock, par value $.01 per share of Syntellect Inc. (the "Shares") and the cash out of all outstanding options to purchase Shares, based upon the sum of (a) the product obtained by multiplying (x) 11,122,902 (the aggregate number of Shares outstanding and not held by the Filing Persons) and (y) the offer price of $0.72 per Share, and (b) the product obtained by multiplying
    (x) 226,500 (the aggregate number of outstanding options to purchase Shares with an exercise price less than the offer price of $0.72 per Share) and (y) the difference between $0.72 per Share and the exercise price per Share of each such option.

** The amount of the filing fee, calculated in accordance with Section 14(g)(3) of the Securities Exchange Act of 1934, as amended, equals $92 per $1,000,000 of the value of the transaction.

   [_] Check the box if any part of the fee is offset as provided by Rule
       0-11(a)(2) and identify the offsetting fee with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form of Schedule and the date of its filing.

Amount Previously Paid:   Not Applicable     Filing Parties:  Not Applicable

Form or Registration No.: Not Applicable     Date Filed:      Not Applicable

   [_] Check the box if the filing relates solely to preliminary communications made before commencement of a tender offer.
       Check the appropriate boxes below to designate any transactions to which the statement relates:
       [X]    third-party tender offer subject to Rule 14d-1.
       [_]    issuer tender offer subject to Rule 13e-4.
       [_]    going-private transaction subject to Rule 13e-3.
       [_]    amendment to Schedule 13D under Rule 13d-2.
       Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]

                                   SCHEDULE TO


         This Tender Offer Statement on Schedule TO is being filed by Arizona Acquisition Corp., a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of Enghouse Systems Limited, an Ontario corporation ("Enghouse"), in connection with the offer by the Purchaser to purchase all of the outstanding common shares, $.01 par value per share ("Shares"), of Syntellect Inc., a Delaware corporation (the "Company"), that are not already owned by the Company, the Purchaser or Enghouse, at $0.72 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 13, 2002, a copy of which is attached as Exhibit (a)(1), and in the related Letter of Transmittal, a copy of which is attached as Exhibit (a)(2).


ITEMS 1 - 6, 8, 9, 11.

         The information in the Offer to Purchase and the related Letter of Transmittal is incorporated in this Schedule TO by reference in answer to each of the Items 1 through 9 and Item 11 of Schedule TO.

ITEM 7.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.


         (a) The information in the Offer to Purchase and the related
Letter of Transmittal is incorporated by reference in answer to part (a) of this
Item 7.


         (b) Not applicable.


         (d) Not applicable.


ITEM 10.  FINANCIAL STATEMENTS.


         Not applicable.


ITEM 12.  EXHIBITS.


EXHIBIT NO.        DESCRIPTION
-----------        -----------

(a)(1)       Offer to Purchase, dated November 13, 2002
(a)(2)       Letter of Transmittal
(a)(3)       Notice of Guaranteed Delivery
(a)(4) Letter to brokers, dealers, trust companies, commercial banks and other nominees
(a)(5) Letter to Clients for use by brokers, dealers, trust companies, commercial banks and nominees
(a)(6) Guidelines for Request for Taxpayer Identification Number and Certification on Substitute Form W-9
(a)(7)       Press release issued November 6, 2002 by Enghouse and the Company *
(b)          Not applicable.
(d)(1) Agreement and Plan of Merger, dated as of November 5, 2002, among Enghouse, the Purchaser and the Company
(d)(2) Tender and Voting Agreement, dated as of November 5, 2002, among Enghouse, the Company, and the stockholders of the Company listed on Schedule A thereto
(d)(3) Stock Option Agreement, dated as of November 5, 2002, among Enghouse and the Company
(g)          Not applicable
(h)          Not applicable

*            Incorporated herein by reference to the Tender Offer
             Statement on Schedule TO, dated November 6, 2002, of Enghouse and the Purchaser

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    Dated:  November 13, 2002


                                    ENGHOUSE SYSTEMS LIMITED


                                    By:        /s/ Neil Shafran
                                         -------------------------------------
                                         Name:    Neil Shafran
                                         Title:   Executive Vice President
                                                  Corporate Development


                                    ARIZONA ACQUISITION CORP.


                                    By:        /s/ Neil Shafran
                                         ------------------------------------
                                         Name:    Neil Shafran
                                         Title:   Vice President

                                INDEX TO EXHIBITS


EXHIBIT NO.      DESCRIPTION
-----------      -----------

(a)(1)       Offer to Purchase, dated November 13, 2002
(a)(2)       Letter of Transmittal
(a)(3)       Notice of Guaranteed Delivery
(a)(4) Letter to brokers, dealers, trust companies, commercial banks and other nominees
(a)(5) Letter to Clients for use by brokers, dealers, trust companies, commercial banks and nominees
(a)(6) Guidelines for Request for Taxpayer Identification Number and Certification on Substitute Form W-9
(a)(7)       Press release issued November 6, 2002 by Enghouse and the Company*
(b)          Not applicable.
(d)(1) Agreement and Plan of Merger, dated as of November 5, 2002, among Enghouse, the Purchaser and the Company
(d)(2) Tender and Voting Agreement, dated as of November 5, 2002, among Enghouse, the Company, and the stockholders of the Company listed on Schedule A thereto
(d)(3) Stock Option Agreement, dated as of November 5, 2002, among Enghouse and the Company
(g)          Not applicable
(h)          Not applicable

*            Incorporated herein by reference to the Tender Offer
             Statement on Schedule TO, dated November 6, 2002, of Enghouse and the Purchaser